FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 30, 2005, Series 2005-6	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05065444



PROCESSED
SEP 0 3 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: Mary P. Haggerty
Name: Mary P. Haggerty
Title: Vice President

Dated: August 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Preliminary Term Sheet

$[363,602,000] *(Approximate)*

SACO I Trust 2005-6

Mortgage Pass-Through Certificates, Series 2005-6

EMC Mortgage Corporation
Mortgage Loan Seller

Bear Stearns Asset Backed Securities I LLC
Depositor

August 8, 2005 (Revised August 26, 2005)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement and the prospectus (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$[363,602,000] (Approximate)
SACO I TRUST 2005-6,
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2005-6

Characteristics of the Certificates [1]

Certificates	Initial Certificate Principal Amount [2]	Percent	Coupon Type	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Maturity Date	Final Scheduled Distribution Date	Expected Ratings (Moody's / Fitch)
Class A	$290,535,000	75.15%	Variable [3]	1.28	0/45	August 2017	September 2035	Aaa/AAA
Class M-1	$27,835,000	7.20%	Variable [3]	3.74	44/1	February 2016	September 2035	Aa2/AA
Class M-2	$9,472,000	2.45%	Variable [3]	3.74	44/1	April 2015	September 2035	Aa3AA-
Class M-3	$7,152,000	1.85%	Variable [3]	3.74	44/1	December 2014	September 2035	A1/A+
Class M-4	$6,959,000	1.80%	Variable [3]	3.74	44/1	September 2014	September 2035	A2/A
Class M-5	$5,799,000	1.50%	Variable [3]	3.68	42/3	May 2014	September 2035	A3/A-
Class B-1	$6,185,000	1.60%	Variable [3]	3.61	41/4	January 2014	September 2035	Baa1/BBB+
Class B-2	$5,026,000	1.30%	Variable [3]	3.55	40/5	September 2013	September 2035	Baa2/BBB
Class B-3	$4,639,000	1.20%	Variable [3]	3.51	39/6	April 2013	September 2035	Baa3/BBB-
Class B-4	$7,539,000	1.95%	Variable [3]	3.47	NOT OFFERED HEREBY			Ba2/BB

Notes:

(1) The Certificates will be priced assuming a 35% CPR and a 20% Clean-Up Call.
(2) The Certificates are approximate and are subject to a 10% variance.
(3) The lesser of (a) one-month LIBOR plus the related margin and (b) 11.00% per annum, in each case subject to the Net WAC Cap Rate limitation. After the Clean-Up Call Date, the margin on the Class A Certificates will increase by 2.0 times, and the margins on the Class M Certificates and Class B Certificates will increase by 1.5 times.

THE COLLATERAL

The assets of the trust represent a 100% beneficial ownership interest in a pool of Mortgage Loans, which will consist of fixed-rate, junior-lien Mortgage Loans with an aggregate principal balance of approximately $398,553,385 as of August 1, 2005 (the "Statistical Calculation Date").

THE STRUCTURE

Class A Certificates
The Class A Certificates (the "Class A Certificates") will be issued as floating-rate senior securities.

Class M Certificates
The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the "Class M Certificates") will be issued as floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-5 Certificates will be subordinate to the Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. The Class M-4 Certificates will be subordinate to the Class M-3, Class M-2 and Class M-1 Certificates. The Class M-3 Certificates will be subordinate to the Class M-2 Certificates and Class M-1 Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

Class B Certificates
The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (collectively, the "Class B Certificates") will be issued as floating-rate subordinate securities. The Class B Certificates will be subordinate to the Class M and Class A Certificates. The Class B-4 Certificates will be subordinate to the Class B-3, Class B-2 and Class B-1 Certificates. The Class B-3 Certificates will be subordinate to the Class B-2 Certificates and the Class B-1 Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

Offered Certificates
Class A Certificates, Class M Certificates and the Class B-1, Class B-2, and Class B-3 Certificates will be publicly offered hereby.

Non-Offered Certificates
Class B-4, Class C Certificates and Class R Certificates will not be offered hereby.

Certificates
The Offered Certificates and the Non-Offered Certificates are collectively referred to as the "Certificates."

Underwriter:	Bear, Stearns & Co. Inc.
Depositor:	Bear Stearns Asset Backed Securities I LLC.
Mortgage Loan Seller And Master Servicer:	EMC Mortgage Corporation.
Custodians:	Wells Fargo Bank, National Association and LaSalle Bank National Association.
Trustee:	LaSalle Bank National Association.
Swap Provider:	[To be determined]
Swap Administrator:	[To be determined]
Federal Tax Status:	The trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	The Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates will be available in book-entry form through DTC. The Class B-4 Certificates will only be available in registered physical form.
Denominations:	For the Class A, Class M and Class B Certificates, minimum denominations of $25,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	August 1, 2005.
Cut-off Date:	August 1, 2005.
Closing Date:	[August 30, 2005].
Distribution Date:	The 25th day of each month (or the next business day) commencing in September 2005.
Record Date:	With respect to the Class A, Class M and Class B Certificates (other than the Class B-4 Certificates) and any Distribution Date, the close of business on the day prior to that Distribution Date, with respect to the B-4 Certificates, the close of business on the last business day of the month preceding the month in which such Distribution Date occurs.
Final Scheduled Distribution Date:	[September 25, 2035]
ERISA Eligibility:	It is expected that the Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase such class of Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
SMMEA Eligibility:	The Certificates will not be "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The majority holder of the Class C Certificates may purchase all of the Mortgage Loans (and any properties acquired in respect thereof) when the aggregate principal balance of the Mortgage Loans (and such properties) is equal to or less than 20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, thereby effecting early retirement of the Certificates.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on a constant prepayment speed of 35% CPR.

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $398,553,385. The Mortgage Loans consist of 7,955 fixed-rate, junior-lien Mortgage Loans. Based upon Statistical Calculation Date data, approximately 27.45% of the Mortgage Loans were originated or acquired by Impac Funding Corporation; approximately 18.10% of the Mortgage Loans were originated or acquired by SouthStar Funding LLC; and approximately 54.45% of the Mortgage Loans were originated or acquired by EMC Mortgage Corporation from other various sellers.

Pass-Through Rate: With respect to each Accrual Period, the Class A, Class M and Class B Certificates accrue interest at a per annum Pass-Through Rate based on the lesser of (a) a one-month LIBOR index plus a specified margin and (b) 11.00% per annum, but such Pass-Through Rate is subject to a limit equal to the Net WAC Cap Rate adjusted to an effective rate reflecting the accrual of interest onan actual/360 basis.

Swap Agreement: On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of approximately $[386,606,147.31]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.395]% (per annum) on the swap notional amount and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obligated to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived based upon a prepayment speed of 40% CPR.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	386,606,147.31	21	163,582,851.06
2	370,346,626.15	22	156,690,307.91
3	354,769,620.82	23	150,087,506.98
4	339,846,524.90	24	143,762,290.46
5	325,549,929.52	25	137,703,009.99
6	311,853,573.28	26	131,898,505.29
7	298,732,294.29	27	126,338,083.76
8	286,161,984.15	28	121,011,500.89
9	274,119,543.88	29	115,908,941.53
10	262,582,841.72	30	111,021,001.88
11	251,530,672.65	31	106,338,672.29
12	240,942,719.64	32	101,853,320.75
13	230,799,516.48	33	97,556,677.10
14	221,082,412.21	34	93,440,817.85
15	211,773,536.97	35	89,498,151.71
16	202,855,769.38	36	85,721,405.61
17	194,312,705.18	37	82,103,611.46
18	186,128,627.23	38	78,638,093.30
19	178,288,476.78	39	75,318,455.13
20	170,777,825.89	40	72,138,569.15

Accrual Period: With respect to each Distribution Date, interest will accrue (a) for the Class A, Class M and Class B Certificates, during the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs (or, in the case of the September 2005 Distribution Date, commencing on the Closing Date) and ending on the day preceding that Distribution Date.

Net WAC Cap Rate: With respect to any Distribution Date and any Class of Certificates a per annum rate equal to the excess, if any, of (A) the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the first day of the calendar month preceding the calendar month of such Distribution Date; over (B) the sum of (i) the Net Swap Payment payable to the Swap Provider on such Distribution Date and (ii) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider on such date, divided by the outstanding principal balance of the Mortgage Loans as of the first day of the calendar month preceding the calendar month of such Distribution Date, multiplied by 12.

Net WAC Cap Rate Carryover Amount: With respect to any Class of Certificates and any Distribution Date, the sum of (A) the positive excess, if any, of (i) if on such Distribution Date the Pass-through Rate for such class is based upon the Net WAC Cap Rate, the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the Pass-Through Rate for such Class for such Distribution Date were calculated at the Formula Rate over (ii) the amount of interest payable on such Class of Certificates at the Net WAC Cap Rate for such Distribution Date and (B) the Net WAC Cap Rate Carryover Amount for the previous Distribution Date not previously paid, together with interest thereon at a rate equal to the Formula Rate for such Class of Certificates for such Distribution Date.

Formula Rate: With respect to the Class A, Class M and Class B Certificates a per annum rate equal to the lesser of (x) LIBOR plus the applicable Margin and (y) 11.00%.

Expense Adjusted Mortgage Rate: With respect to any Mortgage Loan or REO Property, the then applicable interest rate thereon minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Servicing Fee Rate: 0.5000% per annum on the outstanding principal balance of the Mortgage Loans.

Trustee Fee Rate: [0.0125]% per annum on the outstanding principal balance of the Mortgage Loans.

Unpaid Interest Shortfall Amount: With respect to any Class of Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the monthly interest distributable amount for such Class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such Class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such Class for the Accrual Period.

Allocated Realized Loss Amount: With respect to any Distribution Date and any Class of Certificates, the sum of (x) the amount of any Realized Losses which have been applied in reduction of the Certificate Principal Balance of such Class on the preceding Distribution Date and (y) the amount of any Allocated Realized Loss Amount for such Class remaining unpaid on such preceding Distribution Date.

Credit Enhancement: The Offered Certificates will have the benefit of the following credit enhancement mechanisms, each of which is intended to provide credit support for the Offered Certificates, as applicable:

For the holders of the Class A Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** The subordination of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 20.85% of the Cut-off Date pool balance).

For the holders of the Class M-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** the subordination of the Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 13.65% of the Cut-off Date pool balance).

For the holders of the Class M-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** the subordination of the Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 11.20% of the Cut-off Date pool balance).

__For the holders of the Class M-3 Certificates:__

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** the subordination of the Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 9.35% of the Cut-off Date pool balance).

__For the holders of the Class M-4 Certificates:__

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** the subordination of the Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 7.55% of the Cut-off Date pool balance).

__For the holders of the Class M-5 Certificates:__

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** the subordination of the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 6.05% of the Cut-off Date pool balance).

__For the holders of the Class B-1 Certificates:__

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** the subordination of Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 4.45% of the Cut-off Date pool balance).

For the holders of the Class B-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** The subordination of the Class B-3 Certificates and Class B-4 Certificates (initially equal to approximately 3.15% of the Cut-off Date pool balance).

For the holders of the Class B-3 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.
4) **Subordination:** The subordination of the Class B-4 Certificates (initially equal to approximately 1.95% of the Cut-off Date pool balance).

For the holders of the Class B-4 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 4.00%.

Realized Losses: Realized Losses will be absorbed first by excess spread and then by the Overcollateralization Amount then outstanding. Following the reduction of the Overcollateralization Amount to zero, all allocable Realized Losses will be allocated, first to the Class B-4 Certificates, second to the Class B-3 Certificates, third to the Class B-2 Certificates, fourth to Class B-1 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-4 Certificates, seventh to the Class M-3 Certificates, eighth to the Class M-2 Certificates, ninth to the Class M-1 Certificates and tenth to the Class A Certificates.

Stepdown Date: The later of (a) the Distribution Date occurring in September 2008, and (b) the first Distribution Date for which the sum of the aggregate Certificate Principal Balance of the Class M Certificates and Class B Certificates and the Overcollateralization Amount for such Distribution Date, divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 49.70%.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Principal Distribution Amount: On any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the related monthly Interest Distribution Amount and (b) the sum of the following:

(i) Each scheduled payment of principal collected or advanced on or in respect of the Mortgage Loans by the Master Servicer or any Servicer that was due during the related Due Period;

(ii) the principal portion of all partial and full Principal Prepayments of the Mortgage Loans applied by the Master Servicer or the related Servicer during the related Prepayment Period;

(iii) all related net Liquidation Proceeds and Insurance Proceeds received during such related Prepayment Period;

(iv) that portion of the purchase price representing principal of any repurchased Mortgage Loan deposited to the Collection Account during such related Prepayment Period;

(v) the principal portion of any related substitution shortfall amounts deposited in the Collection Account by the Seller during such related Prepayment Period; and

(vi) on the Distribution Date on which the Trust Fund is to be terminated, that portion of the termination price in respect of principal.

(vii) The amount of any related Overcollateralization Increase Amount for that Distribution Date to the extent covered by Net Monthly Excess Cashflow for that Distribution Date; *minus*

(viii) the amount of any related Overcollateralization Reduction amount for that Distribution Date; *minus*

(ix) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider.

Priority of Payments: Payments of interest and principal on each Class of Certificates will be as follows:

Interest

The Interest Remittance Amount will be applied in the following order of priority:

1) Fees and expenses of the Master Servicer and the Trustee;
2) To the Class A Certificateholders current interest plus any Unpaid Interest Shortfall Amount;
3) To the Class M-1 Certificateholders, current interest;
4) To the Class M-2 Certificateholders, current interest;
5) To the Class M-3 Certificateholders, current interest;
6) To the Class M-4 Certificateholders, current interest;
7) To the Class M-5 Certificateholders, current interest;
8) To the Class B-1 Certificateholders, current interest;
9) To the Class B-2 Certificateholders, current interest;
10) To the Class B-3 Certificateholders, current interest; and
11) To the Class B-4 Certificateholders, current interest.

Principal

The Principal Distribution Amount will be applied in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the Class A Certificateholders, until paid in full;
2) To the Class M-1 Certificateholders, until paid in full;
3) To the Class M-2 Certificateholders, until paid in full;
4) To the Class M-3 Certificateholders, until paid in full;
5) To the Class M-4 Certificateholders, until paid in full;
6) To the Class M-5 Certificateholders, until paid in full;
7) To the Class B-1 Certificateholders, until paid in full;
8) To the Class B-2 Certificateholders, until paid in full;
9) To the Class B-3 Certificateholders, until paid in full; and
10) To the Class B-4 Certificateholders, until paid in full.

On and after the Stepdown Date or on which a Trigger Event is not in effect

1) To the Class A Certificateholders, the Class A Principal Distribution Amount until paid in full;
2) To the Class M-1 Certificateholders, the Class M-1 Principal Distribution Amount until paid in full;
3) To the Class M-2 Certificateholders, the Class M-2 Principal Distribution Amount until paid in full;
4) To the Class M-3 Certificateholders, the Class M-3 Principal Distribution Amount until paid in full;
5) To the Class M-4 Certificateholders, the Class M-4 Principal Distribution Amount until paid in full;
6) To the Class M-5 Certificateholders, the Class M-5 Principal Distribution Amount until paid in full;
7) To the Class B-1 Certificateholders, the Class B-1 Principal Distribution Amount until paid in full;
8) To the Class B-2 Certificateholders, the Class B-2 Principal Distribution Amount until paid in full; and
9) To the Class B-3 Certificateholders, the Class B-3 Principal Distribution Amount until paid in full; and
10) To the Class B-4 Certificateholders, the Class B-4 Principal Distribution Amount until paid in full.

Swap Payment Priority
Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:
1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:
1) to the holders of the Class A Certificates to pay accrued interest and any Unpaid Interest Shortfall Amount to the extent of the interest portion of any Realized Losses on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Unpaid Interest Shortfall Amount to the extent of the interest portion of any Realized Losses on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) sequentially to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3, and Class B-4 Certificates, in that order, to pay any Net WAC Cap Rate Carryover Amount for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3, and Class B-4 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow

On each Distribution Date, the Net Monthly Excess Cashflow will be applied in the following order of priority to the extent available for such purpose and to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause 1) below):

1) To the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Overcollateralization Increase Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the Class A Certificateholders, any Unpaid Interest Shortfall Amount to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement;
3) To the Class M-1 Certificateholders, any Unpaid Interest Shortfall Amount;
4) To the Class M-2 Certificateholders, any Unpaid Interest Shortfall Amount;
5) To the Class M-3 Certificateholders, any Unpaid Interest Shortfall Amount;
6) To the Class M-4 Certificateholders, any Unpaid Interest Shortfall Amount;
7) To the Class M-5 Certificateholders, any Unpaid Interest Shortfall Amount;
8) To the Class B-1 Certificateholders, any Unpaid Interest Shortfall Amount;
9) To the Class B-2 Certificateholders, any Unpaid Interest Shortfall Amount;
10) To the Class B-3 Certificateholders, any Unpaid Interest Shortfall Amount;
11) To the Class B-4 Certificateholders, any Unpaid Interest Shortfall Amount;
12) To the Class A Certificateholders any Net WAC Cap Rate Carryover Amount;
13) To the Class M-1 Certificateholders, any Net WAC Cap Rate Carryover Amount;
14) To the Class M-2 Certificateholders, any Net WAC Cap Rate Carryover Amount;
15) To the Class M-3 Certificateholders, any Net WAC Cap Rate Carryover Amount;
16) To the Class M-4 Certificateholders, any Net WAC Cap Rate Carryover Amount;
17) To the Class M-5 Certificateholders, any Net WAC Cap Rate Carryover Amount;
18) To the Class B-1 Certificateholders, any Net WAC Cap Rate Carryover Amount;
19) To the Class B-2 Certificateholders, any Net WAC Cap Rate Carryover Amount;
20) To the Class B-3 Certificateholders, any Net WAC Cap Rate Carryover Amount;
21) To the Class B-4 Certificateholders, any Net WAC Cap Rate Carryover Amount;
22) To the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3, and Class B-4 Certificateholders, sequentially in that order, any unpaid prepayment interest shortfalls and Relief Act shortfalls, allocated thereto;
23) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and
24) Any remaining amounts will be paid to the holder of the Class C Certificates.

Principal Priority:

For each Distribution Date prior to the Stepdown Date, 100% of the Principal Distribution Amount will be paid as principal to the Class A Certificates, *provided, however,* that if the Certificate Principal Balance of the Class A Certificates has been reduced to zero, the Principal Distribution Amount will be applied sequentially in the following order of priority: first, to the Class M-1 Certificates; second, to the Class M-2 Certificates; third, to the Class M-3 Certificates; fourth, to the Class M-4 Certificates; fifth, to the Class M-5 Certificates; sixth, to the Class B-1 Certificates; seventh, to the Class B-2 Certificates; eighth, to the Class B-3 Certificates, and ninth, to the Class B-4 Certificates in each case until the Certificate Principal Balance thereof has been reduced to zero.

For each Distribution Date on or after the Stepdown Date, the applicable Principal Distribution Amount will be calculated such that all Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Class A Certificates such that the Class A Certificates will have approximately 49.70% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have approximately 35.30% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have approximately 30.40% subordination, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have approximately 26.70% subordination, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have approximately 23.10% subordination, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have approximately 20.10% subordination, seventh, to the Class B-1 Certificates such that the Class B-1 Certificates will have approximately 16.90% subordination, eighth, to the Class B-2 Certificates such that the Class B-2 Certificates will have approximately 14.30% subordination, ninth, to the Class B-3 Certificates such that the Class B-3 Certificates will have approximately 11.90% subordination and last, to the Class B-4 Certificates such that the Class B-4 Certificates will have approximately 8.00% subordination, in each case until the Certificate Principal Balance thereof has been reduced to zero.

Class A Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 50.30% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 64.70% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 69.60% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 73.30% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 76.90% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 79.90% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates and the Class M-5 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 83.10% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates and the Class B-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 85.70% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates and the Class B-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 88.10% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates, the Class B-2 Certificates and the Class B-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 92.00% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Trigger Event: A Trigger Event will exist with respect to any Distribution Date if during the applicable period each of the applicable standards specified below for the Sixty Day Plus Delinquency Percentage or the Cumulative Realized Loss Percentage is not satisfied:

1) On any Distribution Date, the Sixty Day Plus Delinquency Percentage is less than [7.00]%;
2) On any Distribution Date from and including the Distribution Date in September 2008 to and including the Distribution Date in August 2009, the Cumulative Realized Loss Percentage for such Distribution Date is less than [4.55]%;
3) On any Distribution Date from and including the Distribution Date in September 2009 to and including the Distribution Date in August 2010, the Cumulative Realized Loss Percentage for such Distribution Date is less than [7.60]%;
4) On any Distribution Date from and including the Distribution Date in September 2010 to and including the Distribution Date in August 2011, the Cumulative Realized Loss Percentage for such Distribution Date is less than [10.05]%; and
5) On any Distribution Date thereafter, the Cumulative Realized Loss Percentage for such Distribution Date is less than [11.15]%.

Sixty Day Plus Delinquency Percentage: A percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month.

Cumulative Realized Loss Percentage: A percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period by (y) by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Net Monthly Excess Cashflow: With respect to any Distribution Date, the excess, if any, of (x) the available distribution amount for such Distribution Date over (y) the aggregate for such Distribution Date of the amount required to be distributed as described under "Interest" and "Principal" under "Priority of Payments" above.

Overcollateralization Amount: With respect to any Distribution Date, the amount, if any, by which the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates as of such Distribution Date after giving effect to distributions of the Principal Distribution Amount to be made on such Distribution Date.

Overcollateralization Floor Amount: An amount equal to 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 4.00% of the the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 8.00% of the then current aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) as of the last day of the related Due Period and (y) the Overcollateralization Floor Amount or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.
Overcollateralization Increase Amount:	With respect to any Distribution Date, an amount equal to the lesser of (i) the Net Monthly Excess Cashflow available for payment of the Overcollateralization Increase Amount for that Distribution Date and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.
Overcollateralization Reduction Amount:	With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) the Principal Distribution Amount for that Distribution Date.
Excess Overcollateralization Amount:	With respect to any Distribution Date, the excess, if any, of the Overcollateralization amount on that Distribution Date over the Overcollateralization Target Amount for such Distribution Date.

Available Funds Rate

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	26.5729	22	23.4666	43	10.9141
2	25.5934	23	23.5796	44	9.8579
3	25.3053	24	23.2862	45	10.1865
4	25.3893	25	23.1970		
5	25.1006	26	23.3143		
6	24.9993	27	23.0202		
7	25.5075	28	23.1403		
8	24.7986	29	22.8458		
9	24.8906	30	22.7594		
10	24.6006	31	23.1082		
11	24.6957	32	22.5885		
12	24.4053	33	22.7154		
13	24.3086	34	22.4198		
14	24.4083	35	22.5494		
15	24.1171	36	22.2533		
16	24.2198	37	22.1709		
17	23.9281	38	22.3045		
18	23.8346	39	22.0077		
19	24.3850	40	22.1439		
20	23.6493	41	9.8579		
21	23.7595	42	9.8579		

Selected Assumptions:
1) 1-month LIBOR = 20%
2) 35% CPR

Excess Spread Before Losses (%)

Month	Excess Spread (2)	Excess Spread (3)	Month	Excess Spread (2)	Excess Spread (3)
1	5.41	5.45	33	5.36	5.27
2	5.36	5.53	34	5.31	5.22
3	5.35	5.56	35	5.35	5.26
4	5.37	5.54	36	5.30	5.21
5	5.36	5.46	37	5.29	5.20
6	5.36	5.39	38	5.18	5.05
7	5.41	5.42	39	5.05	4.88
8	5.36	5.38	40	5.20	5.04
9	5.38	5.42	41	5.76	4.73
10	5.36	5.41	42	5.79	4.77
11	5.38	5.41	43	6.24	5.31
12	5.36	5.37	44	5.83	4.79
13	5.36	5.36	45	5.97	4.97
14	5.38	5.37			
15	5.36	5.33			
16	5.39	5.35			
17	5.36	5.32			
18	5.36	5.31			
19	5.44	5.40			
20	5.36	5.31			
21	5.38	5.34			
22	5.35	5.30			
23	5.38	5.33			
24	5.35	5.29			
25	5.35	5.29			
26	5.38	5.31			
27	5.34	5.27			
28	5.37	5.30			
29	5.33	5.26			
30	5.33	5.25			
31	5.40	5.32			
32	5.32	5.24			

Selected Assumptions:
1) 35% CPR
2) 1-month LIBOR = 3.65%
3) Forward LIBOR

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$386,606,147.31		
Number of Loans	7,709		
Average Scheduled Principal Balance	$50,149.97	$7,463.23	$449,567.12
(1) Original Combined Loan-to-Value Ratio	97.62%	25.47%	100.00%
(1) Mortgage Rate	10.6594%	5.000%	15.000%
(1) Net Mortgage Rate	10.1469%	4.4875%	14.4875%
(1) Remaining Term to Stated Maturity (months)	216	119	360
(1) Credit Score	681	510	818

(1) Weighted Average reflected in Total.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	Second	100.00%
Property Type	Two- to four- family units	6.37%
	Lo-Condo	7.57%
	Hi-Condo	1.15%
	PUD	26.90%
	Single-family	57.82%
	Townhouse	0.19%
Geographic Distribution	California	28.97%
	Florida	10.26%
	Georgia	7.85%
	Arizona	6.80%
	Virginia	6.22%
Number of States (including DC)	45	
Documentation Type	Full Documentation	26.58%
	Limited	0.29%
	No Documentation	2.03%
	No Income/No Assets	2.22%
	No Ratio	8.20%
	No Ratio/Verified Employment	0.08%
	Stated Income	56.86%
	Stated Income/Stated Assets	3.74%
Loans with Prepayment Penalties		36.90%
Interest Only Loans		10.75%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Original Principal Balances of the Mortgage Loans

Original Principal Balance	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
$0 --- $9,999	13	106,152.91	0.03
$10,000 --- $19,999	646	10,558,356.82	2.73
$20,000 --- $29,999	1,825	45,641,602.03	11.81
$30,000 --- $39,999	1,470	50,702,762.95	13.11
$40,000 --- $49,999	986	43,876,604.84	11.35
$50,000 --- $59,999	712	38,599,347.63	9.98
$60,000 --- $69,999	532	34,286,871.07	8.87
$70,000 --- $79,999	425	31,600,438.31	8.17
$80,000 --- $89,999	285	23,934,474.37	6.19
$90,000 --- $99,999	218	20,561,977.46	5.32
$100,000 --- $109,999	140	14,552,747.60	3.76
$110,000 --- $119,999	96	10,910,384.10	2.82
$120,000 --- $129,999	75	9,300,361.64	2.41
$130,000 --- $139,999	67	9,019,629.97	2.33
$140,000 --- $149,999	47	6,772,473.18	1.75
$150,000 --- $159,999	27	4,126,578.86	1.07
$160,000 --- $169,999	20	3,277,324.56	0.85
$170,000 --- $179,999	11	1,917,538.56	0.50
$180,000 --- $189,999	17	3,132,597.75	0.81
$190,000 --- $199,999	11	2,151,336.40	0.56
$200,000 --- $209,999	17	3,417,943.36	0.88
$210,000 --- $219,999	13	2,762,465.61	0.71
$220,000 --- $229,999	7	1,579,842.70	0.41
$230,000 --- $239,999	6	1,401,471.26	0.36
$240,000 --- $249,999	5	1,216,156.71	0.31
$250,000 --- $259,999	7	1,758,051.53	0.45
$260,000 --- $269,999	5	1,151,035.76	0.30
$270,000 --- $279,999	4	1,087,917.82	0.28
$290,000 --- $299,999	4	1,179,223.05	0.31
$300,000 --- $309,999	8	2,296,949.83	0.59
$340,000 --- $349,999	2	690,218.86	0.18
$350,000 --- $359,999	4	1,408,883.06	0.36
$370,000 --- $379,999	1	374,815.15	0.10
$390,000 --- $399,999	1	399,544.48	0.10
$400,000 and Greater	2	852,067.12	0.22
Total	7,709	386,606,147.31	100.00

As of the Cut-Off Date, the average original principal balance of the Mortgage Loans at origination will be $50,308

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Scheduled Principal Balances of the Mortgage Loans

Scheduled Principal Balance	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
$0 --- $9,999	26	232,422.33	0.06
$10,000 --- $19,999	766	13,040,887.15	3.37
$20,000 --- $29,999	1,754	44,825,832.61	11.59
$30,000 --- $39,999	1,447	50,364,755.12	13.03
$40,000 --- $49,999	986	44,226,434.45	11.44
$50,000 --- $59,999	714	39,216,115.45	10.14
$60,000 --- $69,999	530	34,537,769.41	8.93
$70,000 --- $79,999	411	30,850,904.13	7.98
$80,000 --- $89,999	281	23,884,963.58	6.18
$90,000 --- $99,999	224	21,336,810.56	5.52
$100,000 --- $109,999	131	13,815,961.16	3.57
$110,000 --- $119,999	89	10,262,340.83	2.65
$120,000 --- $129,999	71	8,909,419.02	2.30
$130,000 --- $139,999	65	8,798,182.90	2.28
$140,000 --- $149,999	53	7,713,246.20	2.00
$150,000 --- $159,999	18	2,788,660.32	0.72
$160,000 --- $169,999	19	3,117,459.32	0.81
$170,000 --- $179,999	14	2,456,362.67	0.64
$180,000 --- $189,999	14	2,593,773.64	0.67
$190,000 --- $199,999	22	4,347,915.70	1.12
$200,000 --- $209,999	9	1,839,375.37	0.48
$210,000 --- $219,999	11	2,343,090.45	0.61
$220,000 --- $229,999	7	1,579,842.70	0.41
$230,000 --- $239,999	8	1,880,537.42	0.49
$240,000 --- $249,999	6	1,485,848.15	0.38
$250,000 --- $259,999	4	1,009,293.93	0.26
$260,000 --- $269,999	6	1,593,386.13	0.41
$270,000 --- $279,999	2	551,491.21	0.14
$290,000 --- $299,999	9	2,677,536.73	0.69
$300,000 --- $309,999	2	600,000.00	0.16
$340,000 --- $349,999	5	1,739,459.75	0.45
$350,000 --- $359,999	1	359,642.17	0.09
$370,000 --- $379,999	1	374,815.15	0.10
$390,000 --- $399,999	1	399,544.48	0.10
$400,000 and Greater	2	852,067.12	0.22
Total	7,709	386,606,147.31	100.00

As of the Cut-Off Date, the average scheduled principal balance of the Mortgage Loans will be $50,150

Selected Collateral Characteristics For the Mortgage Loans

As of the Cut-Off Date

Mortgage Rates of the Mortgage Loans

Mortgage Rates	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
5.000% --- 5.249%	3	157,534.89	0.04
5.250% --- 5.499%	1	37,957.42	0.01
5.500% --- 5.749%	1	39,058.19	0.01
5.750% --- 5.999%	3	101,005.80	0.03
6.000% --- 6.249%	6	553,522.98	0.14
6.250% --- 6.499%	2	68,380.05	0.02
6.500% --- 6.749%	5	156,391.13	0.04
6.750% --- 6.999%	11	408,246.74	0.11
7.000% --- 7.249%	20	739,717.39	0.19
7.250% --- 7.499%	16	810,085.43	0.21
7.500% --- 7.749%	43	1,857,799.66	0.48
7.750% --- 7.999%	64	3,011,137.75	0.78
8.000% --- 8.999%	862	42,685,767.71	11.04
9.000% --- 9.999%	1,663	78,964,867.20	20.43
10.000% --- 10.999%	1,798	89,950,126.33	23.27
11.000% --- 11.999%	1,899	99,065,711.76	25.62
12.000% --- 12.999%	1,093	56,002,475.29	14.49
13.000% --- 13.999%	205	10,733,765.58	2.78
14.000% --- 14.999%	13	1,121,637.00	0.29
15.000% --- Greater	1	140,959.01	0.04
Total	7,709	386,606,147.31	100.00

As of the Cut-Off Date, the weighted average mortgage rate of the Mortgage Loans will be 10.6594%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Original Combined Loan-to-Value Ratios in Total Portfolio

Original Combined Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.01% --- 30.00%	2	201,628.07	0.05
30.01% --- 40.00%	8	458,354.14	0.12
45.01% --- 50.00%	1	73,344.47	0.02
50.01% --- 55.00%	1	41,897.59	0.01
55.01% --- 60.00%	2	224,969.28	0.06
60.01% --- 65.00%	2	190,912.28	0.05
65.01% --- 70.00%	5	322,349.98	0.08
70.01% --- 75.00%	17	1,311,053.69	0.34
75.01% --- 80.00%	44	3,706,308.21	0.96
80.01% --- 85.00%	70	3,707,828.82	0.96
85.01% --- 90.00%	663	33,045,583.56	8.55
90.01% --- 95.00%	1,127	52,472,452.51	13.57
95.01% --- 100.00%	5,767	290,849,464.71	75.23
Total	7,709	386,606,147.31	100.00

As of the Cut-Off Date, the weighted average original combined loan-to-value ratios of the Mortgage Loans will be 97.62%

Selected Collateral Characteristics For the Mortgage Loans

As of the Cut-Off Date

Geographic Distribution of the Mortgaged Properties (Greater than 2%)

State	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
California	1,388	112,006,236.09	28.97
Florida	807	39,652,800.89	10.26
Georgia	856	30,354,327.50	7.85
Arizona	577	26,297,054.34	6.80
Virginia	343	24,045,547.52	6.22
Maryland	243	15,723,486.35	4.07
Texas	491	14,168,290.16	3.66
Colorado	288	13,020,241.12	3.37
Minnesota	288	12,407,507.56	3.21
Nevada	202	12,123,487.81	3.14
Illinois	220	9,979,531.45	2.58
Washington	175	8,474,181.55	2.19
Other (33 states)	1,831	68,353,454.97	17.68
Total	7,709	386,606,147.31	100.00

* No more than approximately 0.47% of the Mortgage Loans by Scheduled Principal Balance will be secured by properties located in any one zip code area.

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Credit Scores as of the Date of Origination of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0 --- 0	6	261,324.30	0.07
500 --- 519	2	50,454.39	0.01
520 --- 539	4	199,148.32	0.05
540 --- 559	8	285,835.74	0.07
560 --- 579	43	1,258,782.49	0.33
580 --- 599	435	14,840,355.32	3.84
600 --- 619	615	22,636,124.48	5.86
620 --- 639	856	37,596,882.02	9.72
640 --- 659	1,152	60,465,695.40	15.64
660 --- 679	1,055	58,129,085.33	15.04
680 --- 699	1,082	59,160,870.75	15.30
700 --- 719	823	47,230,868.32	12.22
720 --- 739	581	30,630,296.80	7.92
740 --- 759	824	41,966,075.29	10.86
780 --- 799	178	9,416,108.79	2.44
800 and greater	45	2,478,239.57	0.64
Total	7,709	386,606,147.31	100.00

As of the Cut-Off Date, the weighted average credit score of the Mortgage Loans will be 681

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Debt-to-Income Ratios

Debt-to-Income Ratios			Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.000%	---	0.000%	910	50,130,691.99	12.97
0.001%	---	19.99%	419	18,774,727.18	4.86
20.001%	---	39.99%	2,739	129,509,343.49	33.50
40.001%	---	49.99%	3,411	177,768,630.14	45.98
50.001%	---	59.99%	230	10,422,754.51	2.70
Total			7,709	386,606,147.31	100.00

As of the Cut-Off Date, the non-zero weighted average original debt-to-income ratio of the Mortgage Loans will be 39.00%.

Junior Ratios

Junior Ratios			Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.01%	---	30.00%	7,053	328,386,283.58	84.94
30.01%	---	40.00%	349	26,880,089.90	6.95
40.01%	---	45.00%	251	25,153,207.08	6.51
45.01%	---	50.00%	23	2,516,544.46	0.65
50.01%	---	55.00%	17	1,608,393.05	0.42
60.01%	and	Greater	2	591,774.02	0.15
Total			7,709	386,606,147.31	100.00

As of the Cut-Off Date, the weighted average original junior ratios of the Mortgage Loans will be 26.46%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Property Types of Mortgaged Properties

Property Type	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
2-4 Family	409	24,626,713.53	6.37
Lo-Condo	602	29,268,902.11	7.57
Hi-Condo	56	4,435,457.56	1.15
PUD	1,940	103,994,440.19	26.90
Single Family	4,682	223,549,814.30	57.82
Townhouse	20	730,819.62	0.19
Total	7,709	386,606,147.31	100.00

Occupancy Status of Mortgaged Properties

Occupancy Status	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Investor	1,394	58,955,156.49	15.25
Owner Occupied	6,038	313,339,899.20	81.05
Second Home	277	14,311,091.62	3.70
Total	7,709	386,606,147.31	100.00

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Cash Out Refinance	1,394	58,955,156.49	15.25
Purchase	6,038	313,339,899.20	81.05
Rate Term Refinance	277	14,311,091.62	3.70
Total	7,709	386,606,147.31	100.00

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Original Terms to Stated Maturity of the Mortgage

Original Terms to Stated Maturity (Months)	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
120 --- 179	5	250,082.12	0.06
180 --- 239	5,766	297,785,164.92	77.03
240 --- 299	136	7,141,447.28	1.85
300 --- 359	2	47,204.35	0.01
360 and greater	1,800	81,382,248.64	21.05
Total	7,709	386,606,147.31	100.00

As of the Cut-Off Date, the weighted average original term to stated maturity of the Mortgage Loans will be 219 months.

Remaining Stated Terms of the Mortgage Loans

Remaining Stated Terms (Months)	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
60 --- 119	4	227,700.00	0.06
120 --- 179	5,729	296,415,780.04	76.67
180 --- 239	173	8,435,814.28	2.18
240 --- 299	3	144,604.35	0.04
300 --- 359	1,775	80,110,418.64	20.72
360 and greater	25	1,271,830.00	0.33
Total	7,709	386,606,147.31	100.00

As of the Cut-Off Date, the weighted average remaining stated term of the Mortgage Loans will be 216.

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Full Documentation	2,605	102,748,279.43	26.58
Limited	19	1,133,787.78	0.29
No Documentation	164	7,861,500.54	2.03
No Income/No Assets	185	8,571,938.24	2.22
No Ratio	532	31,712,694.09	8.20
No Ratio/Verified Employment	8	313,195.63	0.08
Stated Income	3,919	219,822,300.04	56.86
Stated Income/Stated Assets	277	14,442,451.56	3.74
Total	7,709	386,606,147.31	100.00

Contact Information

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Sally Kawana Vice President	(212) 272-3509	skawana@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's Todd Swanson	(415) 274-1714	todd.swanson@moodys.com
Fitch Tiffany Yamaoka	(212) 908-0656	tiffany.yamaoka@fitchratings.com